Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

04 MAR 11 AM 7:21

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*10 March 2004*	*No of sheets:*	*7*

NI/33/2004

04010474

SUPPL

In accordance with §57, section 1, point 3 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, item 1569 and from 2002 No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Annual Report for year 2003.

Herein are presented only the balance sheet, profit and loss account, description of changes in shareholders' funds and statement of cash flows. The United States Securities and Exchange Commission will receive the complete hard copy of the Annual Report for year 2003 by express mail shortly.

Sincerely

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PREZES ZARZĄDU
Stanisław Speczik

3/11

BALANCE SHEET	Note	2003	2002
ASSETS			
I. Fixed assets		6 621 088	6 439 830
1. Intangible fixed assets, of which:	1	23 896	18 097
- goodwill			
2. Tangible fixed assets	2	3 132 309	3 014 129
3. Long term debtors	3, 8	46 716	48 016
3.1. From related entities		44 876	46 086
3.2. From other entities		1 840	1 930
4. Long term investments	4	3 117 920	3 167 556
4.1. Real estate			
4.2. Intangible fixed assets			
4.3. Long term financial assets		3 117 920	3 167 556
a) in related entities, of which:		2 617 941	2 590 088
- shares in subordinated entities valued by the equity method			
b) in other entities		499 979	577 468
4.4. Other long term investments			
5. Long term prepayments	5	300 247	192 032
5.1. Deferred income tax asset		299 000	187 704
5.2. Other prepayments		1 247	4 328
II. Current assets		2 074 257	1 715 242
1. Inventory	6	776 931	846 855
2. Short term debtors	7, 8	541 006	585 971
2.1. From related entities		49 754	44 158
2.2. From other entities		491 252	541 813
3. Short term investments		750 973	277 790
3.1 Short term financial assets	9	750 973	277 790
a) in related entities		3 515	
b) in other entities		476 650	159 319
c) cash and cash equivalents		270 808	118 471
3.2. Other short term investments			
4. Short term prepayments	10	5 347	4 626
Total assets		8 695 345	8 155 072
SHAREHOLDERS' FUNDS AND LIABILITIES			
I. Shareholders' Funds		4 006 502	4 010 925
1. Share capital	12	2 000 000	2 000 000
2. Called up share capital not paid (negative value)			
3. Own shares (negative value)	13		
4. Reserve capital	14	1 194 236	998 829
5. Revaluation reserve capital	15	400 709	821 939
6. Other reserve capital	16		
7. Retained profit (uncovered loss) from prior years			(64 389)
8. Net profit (loss)		411 557	254 546
9. Write-off of net profit in the financial year (negative value)	17		
II. Liabilities and provisions for liabilities		4 688 843	4 144 147
1. Provisions for liabilities	18	1 313 634	1 354 599
1.1. Deferred income tax provision		193 878	196 940
1.2. Provision for retirement and related benefits		671 629	660 551
a) long term		619 978	611 996
b) short term		51 651	48 555
1.3. Other provisions		448 127	497 108
a) long term		407 742	412 859
b) short term		40 385	84 249
2. Long term liabilities	19	1 447 717	1 206 122
2.1. Toward related entities			
2.2. Toward other entities		1 447 717	1 206 122
3. Short term liabilities	20	1 777 691	1 439 125
3.1. Toward related entities		133 714	208 366
3.2. Toward other entities		1 585 112	1 176 623
3.3. Special funds		58 865	54 136

4. Accruals and deferred income	21	149 801	144 301
4.1. Negative goodwill			
4.2. Other accruals and deferred income		149 801	144 301
a) long term		2 630	2 078
b) short term		147 171	142 223
Total shareholders' funds and liabilities		8 695 345	8 155 072

Net assets		4 006 502	4 010 925
Shares outstanding		200 000 000	200 000 000
Net assets per share (in PLN)	22	20.03	20.05
Diluted shares outstanding			
Diluted net assets per share (in PLN)	22		

OFF-BALANCE SHEET ITEMS	Note	2003	2002
1. Contingent debtors	23	44 590	44 650
1.1. From related entities (due to)			
- received guarantees			
1.2. From other entities (due to)		44 590	44 650
- received guarantees			
- contested State budget issues		43 992	44 410
- other		598	240
2. Contingent liabilities	23	17 357	250
2.1. Toward related entities (due to)		17 357	
- granted guarantees		17 357	
2.2. Toward other entities (due to)			250
- granted guarantees			250
3. Other (due to)		285 989	320 752
- liabilities due to bills of exchange		8 000	3 557
- liabilities due to perpetual usufruct of Treasury land		170 302	170 406
- liabilities due to leased fixed assets		6 886	3 030
- liabilities due to rationalisation and R&D work, and other unrealised agreements		99 885	64 659
- contested State budget liabilities			76 870
- other liabilities (unresolved and disputed issues etc.)		916	2 230

PROFIT AND LOSS ACCOUNT	Note	2003	2002
I. Net revenue from the sale of products, goods and materials, of which:		4 740 788	4 480 185
- from related entities		898 976	965 361
1. Net revenue from the sale of products	24	4 693 632	4 455 686
2. Net revenue from the sale of goods and materials	25	47 156	24 499
II. Cost of products, goods and materials sold, of which:		(3 806 199)	(3 843 029)
- for related entities		(701 044)	(828 136)
1. Cost of manufactured products sold	26	(3 764 952)	(3 821 487)
2. Cost of goods and materials sold		(41 247)	(21 542)
III. Gross profit (loss) (I-II)		934 589	637 156
IV. Selling costs	26	(80 084)	(74 800)
V. General administrative costs	26	(423 726)	(418 416)
VI. Profit (loss) from sales (III-IV-V)		430 779	143 940
VII. Other operating income		62 594	148 582
1. Profit from disposal of non-financial assets		245	378
2. Subsidies		273	160
3. Other operating income	27	62 076	148 044
VIII. Other operating costs		(135 455)	(168 744)
1. Loss from disposal of non-financial assets			
2. Revaluation of non-financial assets		(47 048)	(28 838)
3. Other operating costs	28	(88 407)	(139 906)
IX. Operating profit (loss) (VI+VII-VIII)		357 918	123 778
X. Financial income	29	724 859	517 432
1. Dividends and share in profit, of which:		49 012	4 623
- from related entities		1 290	4 623
2. Interest, of which:		126 863	199 144
- from related entities		96 188	129 336
3. Profit from the sale of investments	31	162 393	131 090
4. Revaluation of investments		356 485	146 741
5. Other		30 106	35 834
XI. Financial costs	30	(513 463)	(331 105)
1. Interest, of which:		(90 964)	(141 126)
- to related entities		(21)	
2. Loss from the sale of investments	31		
3. Revaluation of investments		(365 272)	(125 106)
4. Other		(57 227)	(64 873)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)		569 314	310 105
XIII. Result on extraordinary items (XIII.1.-XIII.2.)		17	(25)
1. Extraordinary gains	32	52	4
2. Extraordinary losses	33	(35)	(29)
XIV. Profit (loss) before taxation (XII+/-XIII)		569 331	310 080
XV. Taxation	34	(157 777)	(56 014)
a) current taxation		(150 503)	(40 538)
b) deferred taxation		(7 274)	(15 476)
XVI. Other obligatory deductions from profit (loss increase)	35	3	480
XVII. Share in net profit (loss) of subordinated entities valued by the equity method	36		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)		411 557	254 546

Net profit (loss) (annualised)		411 557	254 546
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	38	2.06	1.27
Weighted average diluted number of ordinary shares			
Diluted net profit (loss) per ordinary share (in PLN)	38		

(in '000PLN)

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS	2003	2002
I. Shareholders' funds - beginning of the period	4 010 925	3 696 075
a) changes of accounting policies		(72 997)
b) corrections due to error		
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	4 010 925	3 623 078
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issue of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3. Own shares - beginning of the period		
3.1. Changes in own shares		
a) increase, due to:		
b) decrease, due to:		
3.2. Own shares - end of the period		
4. Reserve capital - beginning of the period	998 829	1 184 267
4.1. Changes in reserve capital	195 407	(185 438)
a) increase, due to:	259 796	4 585
- issue of shares over nominal value		
- from profit distribution (statutory)		
- from profit distribution (over statutorily-required minimum value)	254 546	
- transfer from revaluation reserve capital	5 250	4 585
b) decrease, due to:	(64 389)	(190 023)
- coverage of losses	(64 389)	(190 023)
4.2. Reserve capital - end of the period	1 194 236	998 829
5. Revaluation reserve capital - beginning of the period	821 939	701 831
5.1. Changes in revaluation reserve capital	(421 230)	120 108
a) increase, due to:	121 631	305 119
- settlement of hedging instruments		16 055
- valuation of hedging transactions, in the effective part		289 064
- creation of a deferred tax asset	121 631	
b) decrease, due to:	(542 861)	(185 011)
- disposal of tangible fixed assets	(6 726)	(4 646)
- valuation of hedging transactions, in the effective part	(455 340)	(29 207)
- settlement of hedging instruments	(80 795)	(101 610)
- creation of a deferred income tax provision		(49 548)
5.2. Revaluation reserve capital - end of the period	400 709	821 939
6. Other reserve capital - beginning of the period		
6.1. Changes in other reserve capital		
a) increase, due to:		
b) decrease, due to:		
6.2. Other reserve capital - end of the period		
7. Retained profit (uncovered losses) from prior years - beginning of the period	190 157	(190 023)
7.1. Retained profit from prior years - beginning of the period	254 546	
a) changes to accounting methodology (policies)		
b) corrections due to error		
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	254 546	
a) increase, due to:		
- distribution of profit from prior years		
b) decrease, due to:	(254 546)	
- transfer to reserve capital	(254 546)	
7.3. Retained profit from prior years - end of the period		

7.4. Uncovered losses from prior years - beginning of the period	(64 389)	(190 023)
a) changes to accounting methodology (policies)		(72 997)
b) corrections due to error		
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(64 389)	(263 020)
a) increase, due to:		
- transfer of losses from prior years to be covered		
b) decrease, due to:	64 389	198 631
- valuation of embedded instruments		8 608
- coverage of loss from reserve capital	64 389	190 023
7.6. Uncovered losses from prior years - end of the period		(64 389)
7.7. Retained profit (uncovered losses) from prior years - end of the period		(64 389)
8. Net result	411 557	254 546
a) net profit	411 557	254 546
b) net loss		
c) write-off from profit		
II. Shareholders' funds - end of the period	4 006 502	4 010 925
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of losses)	4 006 502	4 010 925

STATEMENT OF CASH FLOWS	2003	2002
A. Net cash flow from operations (I+/-II) - indirect method		
I. Net profit (loss)	411 557	254 546
II. Total adjustments	408 826	405 551
1. Share in (profit) loss of entities valued by the equity method		
2. Depreciation	295 833	301 421
3. (Profit) loss on exchange rate differences	(18 489)	(1 569)
4. Interest and share in profits (dividends)	(57 176)	5 839
5. (Profit) loss on investing activities	(150 741)	(117 136)
6. Change in provisions	(462)	232 129
7. Change in inventories	69 924	78 687
8. Change in debtors	47 872	(156 584)
9. Change in short term liabilities, excluding bank and other loans	118 929	77 193
10. Change in prepayments and accruals	(22 309)	71 681
11. Other adjustments	125 445	(86 110)
III. Net cash flow from operations (I+/-II)	820 383	660 097
B. Cash flow from investing activities		
I. Inflow	1 705 696	4 168 971
1. The sale of intangible fixed assets and tangible fixed assets	926	1 299
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	1 703 850	4 167 672
a) in related entities	1 476 988	3 815 180
- the sale of financial assets	1 379 842	3 686 638
- dividends and share in profit	1 290	4 623
- repayment of long term loans granted		
- interest	95 856	123 919
- other inflow from financial assets		
b) in other entities	226 862	352 492
- the sale of financial assets	66 873	339 950
- dividends and share in profit	47 497	
- repayment of long term loans granted	98 050	
- interest	14 442	12 542
- other inflow from financial assets		
4. Other investment inflow	920	

(in '000PLN)

II. Outflow	(1 938 550)	(4 586 251)
1. The purchase of intangible fixed assets and tangible fixed assets	(352 624)	(354 010)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(1 577 158)	(4 229 335)
a) in related entities	(1 504 800)	(3 927 099)
- the purchase of financial assets	(1 504 800)	(3 927 099)
- long term loans granted		
- other financial assets		
b) in other entities	(72 358)	(302 236)
- the purchase of financial assets	(72 358)	(297 236)
- long term loans granted		
- other financial assets		(5 000)
4. Other investment outflow	(8 768)	(2 906)
III. Net cash flow from investing activities (I-II)	(232 854)	(417 280)
C. Cash flow from financing activities		
I. Inflow	1 907 735	1 288 862
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Bank and other loans	1 907 735	1 288 862
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(2 341 654)	(1 458 120)
1. The purchase of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(2 215 099)	(1 312 590)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(3 718)	(221)
8. Interest	(122 837)	(145 309)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(433 919)	(169 258)
D. Total net cash flow(A.III+/-B.III+/-C.III)	153 610	73 559
E. Change in balance sheet total of cash and cash equivalents, of which:	152 337	73 408
- change in cash and cash equivalents due to exchange rate differences	(1 273)	(150)
F. Cash and cash equivalents - beginning of the period	118 727	45 168
G. Cash and cash equivalents - end of the period (F+/-D), of which:	272 337	118 727
- including those having limited rights of disposal	39 080	20 234

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*10 March 2004*	*No of sheets:*	*1+17*

Current report 7/2004

The Management Board of KGHM Polska Miedź S.A. hereby presents the current text of its declaration respecting the implementation of corporate governance principles by the Company, which were approved by the Management Board and accepted by the Supervisory Board:

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PREZES ZARZĄDU
Stanisław Speczik

EXEMPTION NUMBER: 82-4639

DECLARATION

by KGHM Polska Miedź S.A. with its registered head office in Lubin

regarding the implementation of corporate governance principles by the Company

Acting on the basis of § 22a section 3 of the Regulations of the Warsaw Stock Exchange S.A. and in performance of resolution nr 58/952/2002 dated 16 October 2002 of the Supervisory Board of the Warsaw Stock Exchange regarding the acceptance of corporate governance principles by joint stock companies being issuers of shares, convertible bonds or privileged bonds, which have been admitted to public trading, **the Management Board of KGHM Polska Miedź S.A. hereby submits the following declaration on the acceptance by KGHM Polska Miedź S.A. of corporate governance principles as described in the document titled „Best Practices in Public Companies in 2002"**, having the following wording :

	PRINCIPLE	YES/ NO / PARTIALLY	COMMENTS BY KGHM POLSKA MIEDŹ S.A.
	GENERAL PRINCIPLES		
I	Objective of the Company The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	Yes	*The bodies of the Company are making every effort to insure economically-effective operations, while respecting the interests of all groups of shareholders as well as of all other stakeholders in the Company.*

II	Majority rule and protection of minority A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	**Yes**	*The Management Board and Supervisory Board, in executing and supervising Company business, take care that the rights of the majority shareholder are not allowed to infringe upon those of minority shareholders. Realisation of this principle is carried out et al. by an appropriately-comprised Supervisory Board, which results in the interests of all stakeholders in the Company being represented in the supervisory body of the Company, including the interests of holders of GDRs, who have a representative on the Supervisory Board. The interests of employee shareholders of the Company are likewise represented by three employee-elected members to the Supervisory Board.* *The actions of the Company are therefore determined by the collective interests of all groups, and not by the individual interest of any single group.* *Care is also taken to insure adherence to the principle of proportional representation in profits and losses.*
III	Honest intentions and non-abuse of rights The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	**Yes**	*The members of the Company's bodies carry out their duties and exercise their rights and responsibilities, with the greatest of care and good faith.* *By attaching their signatures to this declaration, the members of the bodies of the Company have also committed themselves to adhere to the principles of "Best Practices... "*
IV	Court control		*The bodies of the Company and persons chairing General Meetings do not decide on issues which*

	Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*should be resolved by court judgements, except for those formal issues which are passed during General Meetings.*
V	Independent opinions ordered by the company When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*The Company endeavors to insure the full independence of any opinion or expert advice which it seeks. The criteria for selecting an entity which is to provide auditing services to the Company have been outlined in a document titled "Principles for selecting an entity which is to provide auditing services for the financial statements of the Company and of a special purpose auditor" as approved by the Supervisory Board.*
BEST PRACTICES OF GENERAL MEETINGS			
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General Meetings are held at the head office of the Company, but may also be held in either Warsaw or Wrocław. Such possibilities, as provided for by the Statutes, allow the Company the opportunity to select a venue which is most advantageous for its shareholders. For many years the Company has followed the principle that General Meetings are held at 11 AM, in order to insure that the largest number of shareholders have the opportunity to attend the meeting.*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a	**Yes**	*In a case in which the request to convene a General Meeting and to include certain items in the agenda by a shareholder or shareholders is not justified, then, irrespective of the obligation to convene a General Meeting, the Management Board will request such justification.*

	justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.		*In accordance with standard practice adopted by the Company, all significant materials respecting the General Meeting have been sent to the largest shareholder 15 days prior to the date of the meeting.* *The Company provides the above-mentioned materials to all shareholders who make such a request at least 15 days prior to the date of the meeting.* *Application of this principle has in addition been „strengthened" by its insertion into the Statutes of the Company (§ 25 section 3).* *Important material related to the General Meeting are available on the website of the Company and are therefore available to all interested parties, including shareholders, investors and analysts.*
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**Yes**	*The Management Board adheres to the principle that General Meetings convened by the request of shareholders are held within the period described in the request, with due regard to formal requirements arising from current law, unless this is not possible due to practical reasons – in which case another date is selected in consultation with the party requesting the meeting.* *Application of this principle has in addition been „strengthened" by its insertion into the Statutes of the Company (§ 22 section 4).*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner. as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any	**Yes**	*The Company adheres to the principle that General Meetings which have been convened are not cancelled nor is the announced date of the General Meeting changed, unless there are extraordinary or specifically justified circumstances. This has not yet occurred in the experience of the Company.* *Application of this principle has in addition been „strengthened" by its insertion into the Statutes of the Company (§ 22 sections 6-8) and into the Regulations of the General Meeting.*

	case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.		
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**Yes**	*Participation at a General Meeting and the execution of voting rights only requires a proxy statement (in written form subject to legal invalidity) granted by a person duly entitled to do so, based on an appropriate commercial entry, or in the case of individuals based on the civil code.* *When filling out the attendance roster for the General Meeting, only the above-mentioned documents are reviewed by the Company.*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	**Yes**	*At the General Meeting of 29 May 2003, new General Meeting Regulations were approved. The previous Regulations had been in force since 1998. The new Regulations reflect the accrued experience of the Company in carrying out General Meetings, and includes among others provisions related to elections, including of the Supervisory Board, in the form of group elections. The new Regulations will come into force as of the next General Meeting.*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*An appropriate entry has been added to the new General Meeting Regulations currently in force (§ 5 section 2).*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority		*Pursuant to the General Meeting Regulations currently in force (§ 6 section 1):* *„The Chairman of the General Meeting should lead the General Meeting in such a way as to ensure its efficient conduct and the protection of the rights and*

	shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**Yes**	*interests of all shareholders".* *Further provisions of the Regulations are of a nature and wording as to ensure adherence to this principle.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed.	**Yes**	*Application of this principle has in addition been „strengthened" by its insertion into § 28 sections 3 and 4 the Statutes of the Company, which read as follows :* ***„3. Members of the Supervisory Board and members of the Management Board should be present during the General Meeting. This does not include General Meetings whose agendas contain matters which do not require that all members of the Supervisory Board, or all members of the Management Board, be present in order for the General Meeting to be able to discuss them.*** ***4. The Management Board of the Company is obligated to insure the presence of the Company auditor at those General Meetings whose agenda includes a review of Company financial matters".*** *A clause has been added to the agreement with the entity providing auditing services describing the requirement that the expert auditor be present at those General Meetings which involve discussion of the financial matters of the Company.*
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**Yes**	*Members of the Supervisory Board and the Management Board and the expert auditor of the Company which are present at the General Meeting shall, if such a need presents itself, provide the participants of the meeting with explanations and information concerning the Company as lie within their powers and to the extent necessary for the settlement of the issues being discussed.*

			Application of this principle has in addition been „strengthened" by its insertion into § 8 section 2 of the Regulations of the General Meeting.
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	*While the bodies of the Company do not place limits on the information which, in particular, the General Meeting of the Company requests to be provided, they remain in adherence to the provisions of the Law on Public Trading (...) and to rulings related to informational requirements.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	*Pursuant to the clause included in the Regulations of the General Meeting, short breaks in the session may be ordered by the Chairman. However, the Chairman of the General Meeting may not order breaks in the session or act on the motions of General Meeting participants if such actions would serve to hinder the exercise by shareholders of their rights (§ 6 section 3 letter a and section 4).*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*Pursuant to the clause included in the Regulations of the General Meeting (§ 10 section 1), voting on procedural matters may only be carried out on issues related to the conduct of the Meeting.*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. The General Meeting cannot adopt resolutions to remove an item from the agenda or not to consider an issue placed on the agenda at the request of the shareholders.	**Yes**	*Pursuant to the Regulations of the General Meeting all issues included on the agenda should be considered by the General Meeting.* *This principle has been inserted directly into the Regulations of the General Meeting (§ 11).*

15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*In accordance with prior practice, a party objecting to a resolution has always had the right to present its arguments and to justify its opposition.* *This principle has been inserted directly into the Regulations of the General Meeting (§ 12).*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*The Chairman of the General Meeting is charged with ensuring that Resolutions are worded in such a way as to be clear and transparent. The Management Board of the Company also ensures that the Chairman of the Meeting has the assistance of the legal counsel of the Company.* *The Management Board also endeavors to ensure that proposed Resolutions for the General Meeting, prepared as specific points in the agenda, are written in a manner which is unambiguous and which allows for their being challenged.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*In accordance with Company practice, the written statements of participants in the General Meeting have been recorded in the minutes of the Meeting, if a shareholder has so requested.* *In order to ensure that this principle is adhered to, The Management Board of the Company or a person responsible for ensuring the participation of a notary public who will serve at the General Meeting, inform the notary of the necessity of adhering to this principle.*
BEST PRACTICES OF SUPERVISORY BOARDS			
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**Yes**	*Application of this principle has been added to the Statutes of the Company as an additional responsibility of the Supervisory Board (§ 20 section 2 point 5 and § 34 section 2) and to the Regulations of the Supervisory Board (§ 6 section 2 point 5).* *The Company assumes that the Supervisory Board will pass resolutions encompassing their own evaluation of the standing of the Company. The basis for this evaluation shall be those documents*

			which have received an auditor's opinion and which have been provided to the Supervisory Board by the Management Board, no later than 30 days prior to the date of the Ordinary General Meeting. The Supervisory Board evaluates the standing of the Company early enough to enable the Management Board of the Company to attach it to the annual report of the Company, which is made available to all shareholders at least 15 days prior to the Ordinary General Meeting.
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**Yes**	*In accordance with prior practice, candidates having the relevant education and professional and practical experience to serve on the Supervisory Board are announced by shareholders at the General Meeting. The candidacy of those persons proposed at the General Meeting to serve on the Supervisory Board is always justified. The materials presented in this regard include a detailed CV of the candidate. Those persons proposing a candidate carry out appropriate evaluations of the candidate. This practice shall continue to be applied. The specific nature of the Company must, however, be taken into account, to which the law dated 30 August 1996 on the commercialisation and privatisation of State-owned companies (art.14) still applies, based on which 3 members of the Supervisory Board (out of a 9-person Board), are appointed to the Supervisory Board after being elected by the employees of the Company.*
20	1. a) At least one-half of the members of the Supervisory Board should be independent members. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company;	**Yes** (to be introduced by the end of 2004)	*Due to the nature and character of the Company, to which the law dated 30 August 1996 on the commercialisation and privatisation of State-owned companies still applies as regards the composition of the Supervisory Board, as well as taking into account the fact that the State Treasury, as a specific shareholder in possession of over 44% of the shares of the Company, remains the dominant shareholder, the Company intends to consult and reach agreement with the State Treasury in establishing*

	c) Without the consent of at least one independent member of the Supervisory Board, no resolutions should be adopted on the following issues: - actions of any kind by the company and any entities associated with the company in favor of members of the Management Board; - consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and - appointment of an expert auditor to audit the financial statements of the company. *The above rule may be implemented by the company on a date different than that for the remaining rules herein, but no later than by the end of 2004.*		*criteria for the independence of Supervisory Board members. The Company intends to insert this principle and the criteria for independence to the Statutes of the Company by the end of 2004.*
21	A supervisory board member should, above all, bear in mind the interests of the Company.	**Yes**	*The members of the Supervisory Board during their term in office primarily bear in mind the interests of the Company. In particular they supervise realisation of the strategy and long term plans of the Company.*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	*Every year the Supervisory Board approves the plan and schedule of their work, which describes the specific details of the work to be performed by the Supervisory Board. This Plan is presented to the Management Board, which enables the proper preparation of regular and exhaustive information for the Supervisory Board as to all important matters related to the operations of the Company.* *The agenda of every Supervisory Board meeting includes standard points, comprising information on the economic standing of the Company and on the social situation within the Company, as well as the current work of the Management Board.* *At every meeting of the Supervisory Board, the*

			Management Board is obligated to discuss all important matters relating to the operations of the Company. The Supervisory Board also appoints advisory committees to carry out specific supervisory tasks and to submit reports to the Supervisory Board. The Company also has a system of internal control.
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	*This principle has been inserted directly into the Regulations of the Supervisory Board (§ 13 section 10).*
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder, should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*This principle has been inserted directly into the Regulations of the Supervisory Board (§ 15). A member of the Supervisory Board is obligated to immediately submit a written statement in this regard in sufficient time as to enable the Company to publish the information.* *Information obtained in this manner is available - at the request of the interested party - at the head office of the Company.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*Members of the Management Board have an invitation to attend meetings of the Supervisory Board.* *This principle has been inserted directly into the Regulations of the Supervisory Board (§ 12).*
26	A Supervisory Board member should enable the Management Board to present publically and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*This principle has been inserted directly into the Regulations of the Supervisory Board (§ 16). A member of the Supervisory Board is obligated to submit a written statement, in an appropriate manner acceptable by the Company.* *Information obtained in this manner is available upon the request of the interested party at the head office of the Company.*
27	Remuneration of members of the Supervisory Board should be fair, but should not constitute a significant cost		*The remuneration of members of the Supervisory Board is not a significant item in the costs of*

EXEMPTION NUMBER: 82-4639

	item in the company's business or have material impact on its financial results. The remuneration should be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board should be disclosed in the annual report.	**Yes**	*operations of the Company.* *The total remuneration of all members of the Supervisory Board is disclosed in the annual report.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public.	**Yes**	*The Company has produced Regulations for the Supervisory Board, which are available on the website of the Company. Application of this principle has in addition been „strengthened" by its insertion into the Statutes of the Company (§19 section 6).*
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*The agenda for Supervisory Board meetings is set in accordance with the plan and schedule of work of the Supervisory Board. 7 days prior to the planned date of the meeting, members of the Supervisory Board receive an invitation to attend the meeting together with necessary documents, unless there exist circumstances which justify the shortening of this period by the Chairman.* *The agenda for a meeting may be changed or added to if all members of the Supervisory Board are present and agree to do so.* *This principle has been inserted directly into the Regulations of the Supervisory Board (§ 10, § 13 section 4).*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*In the Company's experience to date, this has not yet occurred. Should such a situation arise, the member of the Supervisory Board delegated by a group of shareholders to permanently exercise supervision would submit to the Supervisory Board detailed reports on the performance of his task at each meeting.*
31	A Supervisory Board member should not resign from his		*The members of the Supervisory Board have*

	function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*accepted this principle.*
BEST PRACTICES OF MANAGEMENT BOARDS			
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Management Board sets forth the strategy of the Company.* *This strategy is subject to approval by the Supervisory Board.* *At least once per year the Supervisory Board discusses the strategy and long term plans of the Company and evaluates their execution.* *The Management Board is responsible for the implementation and execution of the strategy.* *This principle is treated as an obligation of the Management Board, and has been added to the Regulations of the Management Board of the Company (§ 11 points 1 and 2).*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	**Yes**	*The Management Board of the Company closely analyses all actions and decisions taken.* *The members of the Management Board fulfil their obligations with great care and through use of their store of knowledge and personal experience.* *This principle is treated as an obligation of the Management Board, and has been added to the Regulations of the Management Board of the Company (§ 11).*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**Yes**	*The basis for determining the value of a transaction with shareholders and with other persons whose interests have impact on the interest of the Company, is its market value, if known, and if unknown, such transactions are valued based on market criteria.*

35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**Yes**	*In submitting this declaration on the application by the Company of „Best Practices...", the members of the Management Board have likewise committed themselves to their personal implementation within the scope described by the declaration submitted by the Company. This principle is treated as an obligation of each member of the Management Board, and has been added to the Regulations of the Management Board of the Company (§ 11 point 5).*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long term investment.	**Yes**	*Adopted by the members of the Management Board of the Company.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**Yes**	*The members of the Management Board are obligated to inform the Supervisory Board of any conflict of interest related to the performance of their duties, or of any possibility that such conflict may arise. This principle is treated as an obligation of each member of the Management Board, and has been added to the Regulations of the Management Board of the Company (§ 11 point 6).*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management	**Yes**	*Pursuant to the Statutes of the Company, the conditions of remuneration are set by the Supervisory Board. Based on these, agreements are signed with the members of the Management Board. The remuneration of members of the Management Board is composed of a fixed part, and of a variable part which is matched to and dependent on the financial results of the Company. The remuneration of members of the Management*

	boards in similar companies in a similar market.		*Board is set based on the concepts arising from this principle.*
39	The aggregate remuneration of all members of the Management Board should be disclosed and itemised in the annual report. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	*The aggregate remuneration of all members of the Management Board is disclosed in the annual report.* *The differences in remuneration due to management agreements are insignificant, and are only due to the position held and its related obligations.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The principles and procedure of operations and allocation of powers of members of the Management Board are set out in the Regulations of the Management Board and in the organisational Regulations of the Company. The Regulations of the Management Board are available on the website of the Company and are available upon request.*
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Company has adopted „Principles for selecting an entity which is to provide auditing services for the financial statements of the Company and of a special purpose auditor", as introduced by the Supervisory Board.* *An entity serving as an expert auditor is required to submit a statement on the meeting of criteria of impartiality and independence prior to the provision of auditing services as well as upon their conclusion.* *Furthermore, in accordance with the relevant principle laid down in the „Principles...", an entity serving as expert auditor may not also serve as a special purpose auditor.*
42	In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.	**Yes**	*The document „Principles for selecting an entity which is to provide auditing services for the financial statements of the Company and of a special purpose auditor" includes the rule that the entity providing expert auditing services is obligated by its agreement to change the individual who audits the documentation of the Company at least every four years.*

43	The expert auditor should be selected by the Supervisory Board or General Meeting of the company, upon receiving recommendations from the Supervisory Board.	**Yes**	*Pursuant to § 20 section 2 point 6) of the Statutes of the Company, selection of the entity which is to provide auditing services is carried out by the Supervisory Board of the Company following review of the opinion of the Auditor Selection Committee. This Committee is comprised of Members of the Supervisory Board who are duly chosen by the Supervisory Board, although the Supervisory Board is entitled to appoint additional members to the Committee who are representatives of the Company.*
44	An auditor auditing annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**Yes**	*The Company, adhering to this principle, ensures that any entity serving as a special purpose auditor does not also serve as an expert auditor for either the Company or its subsidiaries. An appropriate entry was added to the „Principles for selecting an entity which is to provide auditing services for the financial statements of the Company and of a special purpose auditor".*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**Yes**	*Although the Company has not to date carried out a buy-back of its own shares, the Management Board declares that, in the case of such a transaction, it would make every effort to ensure that no group of shareholders was privileged.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**Yes**	*The Statutes of the Company, its basic internal regulations, information and documents related to General Meetings, and the financial statements are available in the registered head office of the Company and on its website.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**Yes**	*Within its organisational structure, the Company has a Public Relations department, which organises and ensures full and honest information about the Company.* *The Management Board of the Company (and its spokesperson) applies this principle of full information about the Company by making every effort to ensure that members of the press are provided with honest information on the current*

			operations of the Company and on the economic situation of the Company, reflecting however the fact that the Company operates within the confines of the law on the public trading of securities. *As needed, the Management Board organises press conferences, or else the President or another Member of the Management Board gives interviews.* *Up to now the Company has permitted members of the press to be present at General Meetings, and intends to continue this practice in the future.*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publically explain this fact.	**Yes**	*The Company adheres to the principles outlined in the document „Best practices (...)" in force on the Warsaw Stock Exchange, in accordance with the contents of this declaration.*

Management Board (signatures):
1. Stanisław Speczik - President of the Management Board
2. Grzegorz Kubacki - Vice President of the Management Board
3. Jarosław Andrzej Szczepek - Vice President of the Management Board
4. Tadeusz Szeląg - Vice President of the Management Board

Approval (counter signature) of the Supervisory Board (signatures):
1. Józef Czyczerski
2. Leszek Hajdacki
3. Bohdan Kaczmarek
4. Jerzy Kisiłowski
5. Ryszard Kurek
6. Janusz Maciejewicz
7. Jerzy Markowski
8. Jan Rymarczyk
9. Marek Wierzbowski

Legal basis:
(§ 22 a of the Regulations of the Warsaw Stock Exchange S.A.)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)